Exhibit 5.1

[Letterhead of Osler, Hoskin & Harcourt LLP]

November 2, 2015

Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, ON  M5J 2J5

Dear Sirs/Mesdames:

We have acted as Canadian counsel to Royal Bank of Canada (the “Bank”), a Canadian bank chartered under the Bank Act (Canada), in connection with the Registration Statement on Form S-8 (the “Registration Statement”) to be filed by RBC on or about November 2, 2015 with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, relating to the issuance by the Bank of up to 6,500,341 common shares of the Bank (the “Shares”) in connection with the proposed merger (the “Merger”) contemplated by the Agreement and Plan of Merger dated as of January 22, 2015 (the “Merger Agreement”) by and between RBC, City National Corporation, a Delaware corporation (“City National”) and RBC USA Holdco Corporation (“Holdco”), a wholly-owned subsidiary of RBC.

Upon the Merger becoming effective today, outstanding awards in respect of shares of City National common stock under the Amended and Restated City National Corporation 2002 Omnibus Plan and the Amended and Restated City National Corporation 2008 Omnibus Plan (collectively, the “Plans”) were converted into awards in respect of the Shares (the “Awards”) in accordance with the terms of the Merger Agreement.  Pursuant to an allocation agreement (the “Allocation Agreement”) dated as of October 28, 2015 between the Bank and Holdco and an assumption agreement (the “Assumption Agreement”) dated as of November 1, 2015 between the Bank and Holdco, the Bank has been or will be compensated by Holdco for, among other things, assuming the obligations of Holdco in respect of the outstanding awards under the Plans, including the Awards, to the extent that the Bank is not and will not be otherwise compensated.

We have examined: (a) the Registration Statement, (b) the Merger Agreement, (c) the Plans, (d) the by-laws of the Bank adopted January 8, 1981 with revisions to March 31, 2006, (e) the Allocation Agreement and (f) the Assumption Agreement.  We have also examined such public and corporate records, certificates and other documents and conducted such other examinations as we have considered necessary or relevant for the purposes of this opinion.

In giving this opinion, we have assumed the legal capacity of all individuals, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, photostatic or facsimile copies.

In expressing this opinion, we have relied upon a certified copy of the resolutions of the board of directors of the Bank dated January 21, 2015.  In addition, we have relied upon a copy of the approval of the Superintendent of Financial Institutions of Canada dated September 18, 2015 under the Bank Act (Canada) related to the consideration for the Shares.

On the basis of the foregoing, we are of the opinion that when the Shares shall have been issued in accordance with the award agreements governing the Awards as contemplated in the Plans, including the receipt by the Bank of the consideration therefor, the Shares will be validly issued, fully paid and non-assessable.

We express no opinion herein as to any laws or any matters governed by any laws other than the laws of the Province of Ontario and the federal laws of Canada applicable therein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.  In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission thereunder.

Yours very truly,

/s/ Osler, Hoskin & Harcourt LLP